SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

January 29, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

[Reference translation – in case of any discrepancy, the original Japanese version shall prevail.]

January 29, 2020

To whom it may concern,

Company Name: LINE Corporation

Representative: Takeshi Idezawa,

President and Representative Director

Stock Code: 3938 (First Section,

Tokyo Stock Exchange)

Inquiries: Investor Relations

TEL: 03-4316-2050

Announcement Regarding the Execution of Agreement on Transfer of Business to the Demerger Preparatory

Company through Absorption-Type Demerger

LINE Corporation (“LINE”) hereby announces that, at its Board of Directors meeting held today, it was resolved that, as part of the business integration (the “Business Integration”) between LINE and Z Holdings Corporation (“ZHD”) as announced by these companies in the “Announcement Regarding Definitive Agreement on Business Integration” (the “Business Integration Press Release”) dated December 23, 2019, LINE and its wholly-owned subsidiary, LINE Demerger Preparatory Company (the “Demerger Preparatory Company”), will enter into an absorption-type demerger agreement in order to carry out an absorption-type demerger (the “Corporate Demerger”) whereby LINE will transfer to the Demerger Preparatory Company its entire business (excluding the ZHD shares, the contractual status pursuant to the agreements executed by LINE in relation to the Business Integration, and the rights and obligations set out in the absorption-type demerger agreement).

Please refer to the Business Integration Press Release for detailed information concerning the Business Integration.

In addition, as the Corporate Demerger will be an absorption-type demerger in which LINE is treated as the company being split, and the Demerger Preparatory Company, a wholly-owned subsidiary of LINE, is being treated as the successor company, certain of the terms and conditions with respect to the Corporate Demerger are not being disclosed at this time.

1.	Purpose and Significance of Corporate Demerger

Please refer to the Business Integration Press Release regarding the purpose of the Business Integration, including the Corporate Demerger.

2.	Summary of the Corporate Demerger

(1)	Schedule

Execution of absorption-type demerger agreement relating to the Corporate Demerger (target)	January 31, 2020
General meeting of shareholders for approval of the absorption-type demerger agreement relating to the Corporate Demerger (target) (Note 1)	September 2020
Effective date of the Corporate Demerger (target) (Note 2)	September 30, 2020

Note 1.

The general meeting of shareholders of LINE for approval of the absorption-type demerger agreement relating to the Corporate Demerger is planned to be held after SoftBank Corp. and NAVER Corporation (including its wholly-owned Japanese subsidiary) become the only shareholders of LINE.

Note 2.

The effective date of the Corporate Demerger is conditioned upon satisfaction of all of the following conditions: an absorption-type merger in which LINE is the surviving company and Shiodome Z Holdings Co., Ltd. is the absorbed company is in effect, LINE’s shareholders have approved the absorption-type demerger agreement, the Demerger Preparatory Company is registered as an Issuer of Prepaid Payment Instruments for Third-Party Business under Article 7 of the Payment Services Act (Act No. 59 of 2009) and such registration has not been cancelled.

(2)	Method of Corporate Demerger

An absorption-type demerger in which LINE is treated as the company being split, and the Demerger Preparatory Company is treated as the successor company, shall be implemented.

(3)	Details of allocation under Corporate Demerger

There will be no delivery of shares or other assets to LINE in connection with the Corporate Demerger.

(4)	Treatment of share acquisition rights and bonds with share acquisition rights in connection with the Corporate Demerger

While LINE has issued share acquisition rights and bonds with share acquisition rights, there will be no change to how they are treated at the time of the Corporate Demerger.

(5)	Increases or decreases in share capital in connection with the Corporate Demerger

There will be no change in the amount of the share capital of LINE in connection with the Corporate Demerger.

(6)	Rights and obligations to be assumed by Demerger Preparatory Company

The Demerger Preparatory Company will assume all rights and obligations of LINE in relation to its business (excluding the ZHD shares, the contractual status pursuant to the agreements executed by LINE in relation to the Business Integration, and the rights and obligations set out in the absorption-type demerger agreement).

Note that Demerger Preparatory Company will assume such obligations without recourse to LINE.

(7)	Expected performance of obligations

The parties have determined that the obligations of the Demerger Preparatory Company prior to and following the Corporate Demerger have the promise of being fulfilled.

3.	Outline of the Parties

		The Company Being Split (as of September 30, 2019)		Successor Company (as of its incorporation on December 13, 2019)
(1)	Name	LINE Corporation		LINE Demerger Preparatory Company
(2)	Address	4-1-6 Shinjuku Shinjuku-ku, Tokyo		4-1-6 Shinjuku Shinjuku-ku, Tokyo
(3)	Name and title of representative	Mr. Takeshi Idezawa Representative Director and President		Mr. Takeshi Idezawa Representative Director
(4)	Scope of business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamps and game service, and strategic businesses including Fintech, AI and commerce services.		Business preparation company
(5)	Share capital	JPY 96,535 million		JPY 1.5 million
(6)	Year of incorporation	September 4, 2000		December 13, 2019
(7)	Number of outstanding shares	240,961,642 shares		300 shares
(8)	Fiscal year	December 31		March 31
(9)	Number of employees	(Non-consolidated) 1,903 (as of December 31, 2018)		Not applicable
(10)	Main customers	General customers, corporate bodies, etc.		Not applicable
(11)	Main relationship banks	Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd.		Not applicable
(12)	Principal shareholders and shareholding percentages (as of June 30, 2019)	NAVER Corporation	72.64%	LINE Corporation	100%
		Moxley & Co. LLC	3.64%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.11%
		Jungho Shin	1.97%
		Hae-Jin Lee	1.90%
		BNY GCM Client Account JPRD AC ISG (FE-AC)	0.96%
		MLI for Client General Omni Non Collateral Non Treaty-PB	0.89%
		Goldman Sachs International	0.84%
		BNYM SA/NV for BNYM for BNYM GCM Client Accts M ILM FE	0.79%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	0.70%

(13) Relationships between the parties
Capital relationship	While LINE will hold 100% of the shares of Demerger Preparatory Company immediately before the effective date of the Corporate Demerger, on the date following the effective date of the Corporate Demerger ZHD will come to hold 100% of the shares of Demerger Preparatory Company through the share exchange in which ZHD will become the wholly owning parent company and Demerger Preparatory Company will become the wholly-owned subsidiary company.
Personal relationship	LINE’s Representative Director and President serves concurrently as Representative Director of the Demerger Preparatory Company.
Business relationship	Not applicable.
Status as Related Party	Not applicable.
(14)	Operating Results and Financial Position for the Last Three Years
For the fiscal year	LINE (Company Being Split (consolidated))
	ended December 31, 2016	ended December 31, 2017	ended December 31, 2018
Total equity	JPY 161,023 million	JPY 189,977 million	JPY 208,514 million
Total assets	JPY 256,089 million	JPY 303,439 million	JPY 486,587 million
Equity attributable to the shareholders of LINE per share	JPY 738.53	JPY 779.30	JPY 833.87
Revenues	JPY 140,704 million	JPY 167,147 million	JPY 207,182 million
Profit from operating activities	JPY 19,897 million	JPY 25,078 million	JPY 16,110 million
Profit (loss) before tax from continuing operations	JPY 17,990 million	JPY 18,145 million	JPY 3,354 million
Profit (loss) attributable to the shareholders of LINE (the number in a parenthesis means a loss)	JPY 6,763 million	JPY 8,078 million	(JPY 3,718 million)
Earnings per share: basic profit (loss) for the period attributable to the shareholders of LINE (the number in a parenthesis means a loss)	JPY 34.84	JPY 36.56	(JPY 15.62)

4.	Following the Corporate Demerger

Company Being Split
(1)	Name	To be decided.
(2)	Address	To be decided.
(3)	Name and title of representative	To be decided.
(4)	Scope of business	Holding company
(5)	Share capital	To be decided.
(6)	Fiscal year closed	To be decided.
(7)	Net assets	To be decided.
(8)	Total assets	To be decided.

Successor Company
(1)	Name	LINE Corporation
(2)	Address	4-1-6 Shinjuku Shinjuku-ku, Tokyo
(3)	Name and title of representative	To be decided.
(4)	Scope of business	Advertising service based on the mobile messenger application “LINE,” core businesses including the sales of stamps and game service, and strategic businesses including Fintech, AI and commerce services.
(5)	Share capital	To be decided.
(6)	Fiscal year	March 31
(7)	Net assets	To be decided.
(8)	Total assets	To be decided.

5.	Future Outlook

The impact of the Corporate Demerger on LINE’s results of operations is expected to be minor.

Forward-Looking Statements

            This press release contains forward-looking statements with respect to LINE’s current plans, estimates, strategies and beliefs, including, without limitation, the statements made concerning the the Business Integration. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to LINE, speak only as of the date hereof and are based on their respective current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond their control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and LINE intends to update any of these forward-looking statements. Risks and uncertainties that might affect LINE or the Business Integration include, but are not limited to, those relating to:

1.        whether the Business Integration will be commenced or will close;

2.        the timing of the Business Integration;

3.        obtaining the requisite consents to the the Business Integration, including, without limitation, the risk that a regulatory approval that may be required for the Business Integration is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

4.        whether the conditions for the Business Integration will be satisfied or waived;

5.        the possibility that, prior to the completion of the Business Integration, LINE’s and ZHD’s businesses and their relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

6.        shareholder litigation in connection with the Business Integration potentially resulting in significant costs of defense, indemnification and liability; and

7.        the risks and uncertainties pertaining to LINE and ZHD’s businesses, including in LINE’s case those detailed under “Risk Factors” and elsewhere in LINE’s public periodic filings with the SEC, as well as those detailed in the Business Integration materials that may be filed by SoftBank Corp. and NAVER Corporation, certain statements that may be filed by LINE, and the transaction statement that may be filed, all in connection with the Business Integration if they are commenced.

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